Exhibit 99.1

Exhibit 99.1
Announcement to the Market
Disclosure of results for the second quarter and first half of 2020, according to
International Financial Reporting Standards – IFRS
We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.
As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.
The complete consolidated financial statements under IFRS for the first half of 2020 are available at our website: www.itau.com.br/investor-relations.
Comparison between BRGAAP1 and IFRS
R$ million
Balance Sheet BRGAAP Adjustments and Reclassifications 2 IFRS BRGAAP Adjustments and Reclassifications 2 IFRS
Jun/30/2020 Dec/31/2019
Total Assets 2,075,122 (121,113) 1,954,009 1,738,713 (101,232) 1,637,481
Cash, Compulsory Deposits and Financial Assets At Amortized Cost 3 4 6 1,405,789 (29,562) 1,376,227 1,164,753 3,535 1,168,288
(-) Provision for Expected Loss at Amortized Cost 5 (48,286) 3,755 (44,531) (38,888) 2,859 (36,029)
Financial Assets at Fair Value Through Other Comprehensive Income 4 192,368 (85,975) 106,393 166,676 (89,930) 76,746
(-) Expected Loss at Fair Value Through Other Comprehensive Income 5 (3,056) 2,942 (114) (3,162) 3,076 (86)
Financial Assets at Fair Value Through Profit or Loss 4 400,834 (9,684) 391,150 345,677 (22,748) 322,929
Tax Assets 7 77,316 (7,063) 70,253 56,835 (7,875) 48,960
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets,
Intangible Assets, Assets Held for Sale and Other Assets 50,156 4,475 54,631 46,822 9,851 56,673
Total Liabilities 1,937,304 (126,228) 1,811,076 1,595,865 (107,849) 1,488,016
Financial Assets at Amortized Cost 3 6 1,559,442 (124,021) 1,435,421 1,265,471 (105,641) 1,159,830
Financial Assets at Fair Value Through Profit or Loss 4 89,310 645 89,955 48,008 21 48,029
Provision for Expected Loss (Loan Commitments and Financial Guarantees) 5 1,080 3,890 4,970 959 3,181 4,140
Provision for Insurance and Pension Plan 214,890 1,253 216,143 217,216 1,118 218,334
Provisions 19,897 —   19,897 21,454 —   21,454
Tax Liabilities 7 9,286 (4,098) 5,188 13,870 (5,979) 7,891
Other Liabilities 43,399 (3,897) 39,502 28,887 (549) 28,338
Total Stockholders’ Equity 137,818 5,115 142,933 142,848 6,617 149,465
Non-controlling Interests 11,461 (209) 11,252 10,861 1,679 12,540
Total Controlling Stockholders’ Equity 8 126,357 5,324 131,681 131,987 4,938 136,925
1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
5 Application of criterion for calculation of Expected Loss as set forth by IFRS;
6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
7 Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
8 Reconciliation of Controlling Stockholders’ Equity is presented in the following table.
Itaú Unibanco Holding S.A.

Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments.
R$ million
Reconciliation Stockholders Equity* Result*
Jun/30/2020 2nd Q/20 1st Q/20 2nd Q/19 1st H/20 1st H/19
BRGAAP—Values Attributable to Controlling Stockholders 126,357 3,424 3,401 6,815 6,825 13,525
(a) Expected Loss—Loan and Lease Operations and Other Financial Assets 1,829 249 (136) (77) 113 (151)
(b) Adjustment to Fair Value of Financial Assets (696) (257) (126) (6) (383) 119
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A. 437 (1) (1) (1) (2) (2)
(d) Criteria for Write-Off of Financial Assets 1,971 65 (21) (24) 44 (63)
(e) Financial Lease Operations 124 (32) (37) (45) (69) (81)
(f) Other adjustments 1,659 (1,725) 379 (135) (1,346) (73)
IFRS—Values Attributable to Controlling Stockholders 131,681 1,723 3,459 6,527 5,182 13,274
IFRS—Values Attributable to Minority Stockholders 11,252 (3,626) 219 163 (3,407) 319
IFRS—Values Attributable to Controlling Stockholders and Minority Stockholders 142,933 (1,903) 3,678 6,690 1,775 13,593
* Events net of tax effects
Differences between IFRS and BRGAAP Financial Statements
(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.9
(b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.
(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.
(e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30 th , 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.
(f) Other Adjustments is mainly due to the impairment of goodwill and intangible assets of Itaú Corpbanca and reversal of the Amortization of Goodwill under BRGAAP.
9 More details in the Complete Financial Statements for the first half of 2020.
For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP.
R$ million
Recurring Result 2nd Q/20 2nd Q/19
BRGAAP IFRS Variation BRGAAP IFRS Variation
Result—Attributable to Controlling Stockholders 3,424 1,723 (1,701) 6,815 6,527 (288)
Exclusion of the Non-Recurring Events (782) (2,085) (1,303) (219) (7) 212
Donation to ‘Todos pela Saúde’ (834) (834) —   —   —   —
Reclassification of investment in IRB 379 379 —   —   —   —
Impairment of goodwill and intangible assets—Itaú Corpbanca (19) (1,452) (1,433) —   —   —
Goodwill amortization (206) —   206 (151) —   151
Liability Adequacy Test —   (76) (76) (68) (7) 61
Other (102) (102) —   —   —   —
Recurring Result—Attributable to Controlling Stockholders 4,205 3,808 (398) 7,034 6,534 (500)
The tables in this report show the figures in million. Variations and summations, however, were calculated in units.
São Paulo, August 3rd, 2020.
Alexsandro Broedel
Group Executive Finance Director and Head of Investor Relations
Itaú Unibanco Holding S.A.